

RESOURCES INC.

SUPPL

07022865

April 10, 2007



SEC MAIL PROCESSING
RECEIVED
APR 2 3 2007
WASH, D.C. 185 SECTION

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Filing Desk

Re: File No. 82-35016

PROCESSED

APR 2 6 2007

THOMSON FINANCIAL

Please find enclosed copies of the following documents:

- News Releases Dated:

  March 13, 2007

- Material Change Report Dated March 13, 2007
- Interim Financial Statements Dated January 31, 2007
- MD&A for the for the period ended January 31, 2007 dated March 29, 2007
- Form 52-109F2 Certification of Interim Filings from the CEO dated February 29, 2007
- Form 52-109F2 Certification of Interim Filings from the CFO dated February 29, 2007

Sincerely,

per/ D. Stefan
James Robertson
Director

dlw 4/24

SUITE 906 • 595 HOWE STREET • VANCOUVER BC • V6C 2T5
PHONE 604 801 5020 • FAX 604 801 6075

82-35016



RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES PRIVATE PLACEMENT

March 13, 2007 **Symbol: RVS – TSX V**

Not for dissemination in the USA or through US newswire services

Riverstone Resources Inc. (the "Company") has now closed its recently announced private placement of 1,000,000 units of the Company at the price of $0.34 per unit, each unit consisting of one common share and one-half of one non-transferable warrant, each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.40 per share for a period of 12 months, until March 12, 2008. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until July 13, 2007 except as permitted by the *Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of the Company's gold projects in Burkina Faso.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations
1-403-240-0555
Email: info@riverstoneresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

82-35016

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Riverstone Resources Inc. (the "Company")
906 – 595 Howe Street
Vancouver, BC V6C 2T5

Item 2 Date of Material Change

March 13, 2007

Item 3 News Release

Issued March 13, 2007 and distributed through the facilities of Stockwatch and CCN Matthews.

Item 4 Summary of Material Change

The Company announced the closing of its private placement of 1,000,000 units of the Company at the price of $0.34 per unit.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

See attached news release.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

tem 8 Executive Officer

Contact: Michael D. McInnis, President and CEO
Telephone: 604-801-5020

Item 9 Date of Report

March 13, 2007.

RIVERSTONE RESOURCES INC.

#906-595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: 604-801-5020
Fax: 604-801-6075

INTERIM FINANCIAL STATEMENTS

31 JANUARY 2007

Unaudited

MANAGEMENT COMMENT

These interim financial statements of Riverstone Resources Inc. for the three months ended 31 January 2007 have been prepared by management and have not been subject to review by the Company's auditors.

Riverstone Resources Inc. <u>Statement 1</u>

Interim Balance Sheets

Canadian Funds
Unaudited

ASSETS		As at 31 January 2007		As at 31 October 2006
Current				
Cash and term deposits	$	1,245,492	$	1,379,694
Accounts receivable		58,766		48,666
Prepaid expenses		24,363		31,145
		1,328,621		1,459,505
Resource Property Costs - *Schedule (Note 4)*		5,716,417		5,219,403
Plant and Equipment *(Note 5)*		9,654		10,437
	$	7,054,692	$	6,689,345

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade and other	$	118,803	$	229,818
- related parties		17,631		1,445
		136,434		231,263
Going Concern *(Note 1)*				
Commitments *(Note 9)*				

SHAREHOLDERS' EQUITY				
Share Capital *(Note 6a)*		9,040,239		8,413,817
Contributed Surplus *(Note 6b)*		905,148		856,143
Deficit - *Statement 2*		(3,027,129)		(2,811,878)
		6,918,258		6,458,082
	$	7,054,692	$	6,689,345

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
______________________________, Director

"James Robertson"
______________________________, Director

- See Accompanying Notes -

Riverstone Resources Inc. <u>Statement 2</u>

Interim Statements of Loss and Deficit

For the Three Months Ended 31 January

Canadian Funds

Unaudited

		2007		2006
General and Administrative				
Administration and management fees	$	24,000	$	24,000
Amortization		783		672
Consulting fees		8,813		8,425
Foreign exchange loss (gain)		(1,846)		387
General exploration		11,568		-
Interest and financing *(Note 7d)*		-		18,651
Office and general		3,730		1,831
Professional		21,453		7,500
Promotion and public relations		29,037		5,294
Rent and office services		12,000		12,000
Salaries and wages		28,037		-
Shareholder information		3,002		193
Stock-based compensation *(Note 6f)*		49,005		37,353
Stock exchange and filing fees		308		3,915
Transfer agent		2,186		2,197
Travel and accommodation		35,126		510
Loss for the Period Before the Under-Noted		227,202		122,928
Interest income		(11,951)		-
Loss for the Period		215,251		122,928
Deficit - beginning of period		2,811,878		2,138,351
Deficit - End of Period	$	3,027,129	$	2,261,279
Loss Per Share – Basic and Diluted	$	0.01	$	0.01
Weighted-Average Number of Shares Outstanding		29,262,405		17,024,205

- See Accompanying Notes -

Riverstone Resources Inc. Statement 3

Interim Statements of Cash Flows

For the Three Months Ended 31 January

Canadian Funds

Unaudited

Cash Resources Provided By (Used In)		2007		2006
Operating Activities				
Loss for the period	$	(215,251)	$	(122,928)
Items not affecting cash				
Amortization		783		672
Shares issued for loan bonus		-		18,000
Stock-based compensation		49,005		37,353
		(165,463)		(66,903)
Net change in non-cash working capital				
Accounts receivable		(10,100)		(5,486)
Prepaid expenses		6,782		(307)
Accounts payable and accrued liabilities				
- trade		6,687		(26,491)
- related		16,186		25,783
		(145,908)		(73,404)
Investing Activities				
Resource property costs		(599,716)		(156,349)
Financing Activities				
Shares issued for cash		615,500		-
Share issuance costs		(4,078)		-
Share subscription received		-		395,000
Loan payable proceeds		-		90,000
		611,422		485,000
Net Increase (Decrease) in Cash		(134,202)		255,247
Cash position - beginning of period		1,379,694		97,036
Cash Position - End of Period	$	1,245,492	$	352,283

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for resource property	$	15,000	$	27,500
Stock-based compensation recorded for resource properties	$	-	$	176
Increase (decrease) in accounts payable – resource property costs	$	(117,702)	$	57,068

- See Accompanying Notes -

Riverstone Resources Inc. **Schedule**

Interim Schedules of Resource Property Costs

For the Three Months Ended 31 January
Canadian Funds
Unaudited

	2007	2006
Burkina Faso, West Africa		
Rambo Property		
Acquisition and option payments	$ 72,650	$ 27,500
Camp and general	879	27,153
Geological	539	38,090
Project management	20	2,501
Stock-based compensation *(Note 6f)*	-	176
Transportation	406	3,140
	74,494	98,560
Liguidi Malguem Property		
Acquisition and option payments	34,516	-
Camp and general	4,007	14,246
Consulting	377	-
Geological	6,487	17,899
Project management	299	1,391
Transportation	1,753	923
	47,439	34,459
Solna Property		
Camp and general	787	19,489
Geological	459	29,509
Project management	20	1,552
Transportation	406	151
	1,672	50,701
Kao Property		
Camp and general	13,295	9,771
Drilling	1,097	-
Geological	11,171	12,630
Geophysical	12,407	-
Local labour	1,800	-
Project management	569	1,188
Transportation	3,936	258
	44,275	23,847
Yaramoko Property		
Camp and general	74	7,010
Geological	-	11,840
Project management	-	236
Transportation	-	293
	74	19,379
Balances Carried Forward	$ 167,954	$ 226,946

- See Accompanying Notes -

Interim Schedules of Resource Property Costs

For the Three Months Ended 31 January
Canadian Funds
Unaudited

	2007	2006
Balances Brought Forward	$ 167,954	$ 226,946
Burkina Faso, West Africa - *Continued*		
Tao Property		
Camp and general	7,692	-
Consulting	182	-
Geochemical	2,885	-
Geological	15,250	-
Local labour	188	-
Project management	862	-
Transportation	5,110	-
	32,169	-
Bissa East Properties		
Camp and general	62,935	-
Consulting	472	-
Geochemical	24,789	-
Geological	56,816	-
Local labour	8,167	-
Project management	1,675	-
Transportation	59,119	-
	213,973	-
Bissa West Properties		
Camp and general	21,029	-
Consulting	844	-
Geochemical	8,697	-
Geological	35,584	-
Lease, licenses and taxes	3,522	-
Local labour	2,550	-
Project management	1,741	-
Transportation	4,661	-
	78,628	-
Other Properties		
Camp and general	-	5,031
Lease, licenses and taxes	4,290	9,116
	4,290	14,147
Costs for the Period	497,014	241,093
Balance - beginning of period	5,219,403	3,304,973
Balance - End of Period	$ 5,716,417	$ 3,546,066

- See Accompanying Notes -

1. Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt upon the validity of this assumption. Consistent with other companies in the mining exploration industry, the Company has no source of revenue, is unable to self-finance operations, and has significant cash requirements to meet its overhead and maintain its mineral interests. The ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain additional financing. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. Significant Accounting Policies and Basis of Presentation

a) Basis of Presentation

These unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. However, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's audited financial statements including the notes thereto for the year ended 31 October 2006. All financial information presented herein is unaudited.

b) Financial Instruments

Effective 1 November 2006, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement,* Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. There is no effect on prior periods as a result of adopting these new standards.

3. Financial Instruments

The fair value of the Company's cash, accounts receivable, and accounts payable and accrued liabilities is estimated to approximate their carrying value. The Company maintains only small balances of cash in foreign currencies, which it uses to fund its foreign projects. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

4. Mineral Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty. At its option, the Company may acquire its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 5,000	-	$ -
Upon regulatory approval *(paid, issued)*	35,000	50,000	-
On or before 15 December 2004 *(paid, issued)*	50,000	50,000	150,000
On or before 15 December 2005 *(paid, issued)*	50,000	50,000	150,000
On or before 15 December 2006 *(i)*	50,000	50,000	200,000
On or before 15 December 2007	50,000	50,000	-
	$ 240,000	250,000	$ 500,000

The Company has made all share issuances and cash payments required to date and has satisfied all exploration expenditure requirements under the agreement.

(i) The Company has issued 50,000 shares and paid US$50,000 in trust to the optionors pending transfer of the title to the property to the Company

b) Liguidi Malguem Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire an 80% interest in the Liguidi Malguem property located in Burkina Faso, West Africa. At its option, the Company may earn its interest by completing cash payments to the optionors and incurring approximate minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 45,000	$ -
On or before 31 December 2004 *(completed)*	-	85,000
On or before 1 November 2005 *(paid)*	20,000	-
On or before 31 December 2005 *(completed)*	-	125,000
On or before 1 November 2006 *(paid)*	30,000	-
	$ 95,000	$ 210,000

The Company has completed its obligations under the option agreement and has earned its 80% interest in the property. The Company and the optionor are currently negotiating the terms of a joint venture.

4. Mineral Properties - *continued*

c) Bissa Area Properties, Burkina Faso, West Africa

Bissa East: The Company has entered into an option agreement to acquire a 90% interest in the Tangapella and Sebila properties in the Bissa area of Burkina Faso. The agreement calls for cash payments totalling US$140,000 (US$40,000 paid) over three years and requires the Company to incur exploration expenditures of approximately $290,000 in the first year. The Company has also acquired government exploration permits for the Biliga and Malgtaba properties located adjacent to the Tangapella and Sebila properties.

Bissa West: The Company has acquired government exploration permits for the Bissiga and Pella properties and has entered into an option agreement to acquire a 90% interest in the Bouboulou property, which is located adjacent to the Bissiga property. The Bouboulou agreement calls for the Company to incur exploration expenditures of $125,000, of which $50,000 is a firm commitment

d) Other Properties, Burkina Faso, West Africa

The Company has acquired government exploration permits granting the Company a 100% interest in the Solna, Kao, and Yaramoko properties located in Burkina Faso. The Company has also incurred costs on exploring additional properties in West Africa including the Yantara and Teyango permits, the costs for which are being carried as Other Properties until such time as significant costs are expended on a specific property and definitive acquisition agreements are established.

In addition, the Company has signed an option agreement to acquire a 90% interest in the Tao property in Burkina Faso. The agreement calls for cash payments totalling US$132,000 (US$42,000 paid) over three years and requires the Company to incur exploration expenditures of approximately $110,000 in the first year.

e) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**31 January 2007**	31 October 2006
Rambo	$ 339,908	$ 1,984,354	**$ 2,324,262**	$ 2,249,768
Liguidi Malguem	114,505	859,971	**974,476**	927,037
Solna	-	310,720	**310,720**	309,048
Kao	-	537,120	**537,120**	492,845
Yaramoko	-	193,297	**193,297**	195,616
Tao	48,223	255,905	**304,128**	271,959
Bissa East	57,142	814,487	**871,629**	657,656
Bissa West	-	174,393	**174,393**	95,765
Other properties	9,096	17,296	**26,392**	19,709
	$ 568,874	$ 5,147,543	**$ 5,716,417**	$ 5,219,403

All Burkina Faso properties are subject to a standard government 10% carried production interest.

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	31 January 2007	31 October 2006
Computer equipment	$ 14,643	$ 4,989	$ 9,654	$ 10,437

6. Share Capital

The authorized share capital of the company consists of an unlimited number of common shares without par value.

a) Details of share issuances for the periods ended 31 January are as follows:

	2007		2006	
	Shares	Amount	Shares	Amount
Balance - beginning of period	28,524,905	$ 8,413,817	16,991,270	$ 4,660,254
Private placement *(i)*	1,000,000	290,000	-	-
Private placement *(ii)*	1,050,000	325,500	-	-
Share issuance costs	-	(4,078)	-	-
Shares issued for property *(Note 4a)*	50,000	15,000	50,000	27,500
Shares issued for loan bonus *(Note 10)*	-	-	90,000	18,000
Balance - end of period	30,624,905	$ 9,040,239	17,131,270	$ 4,705,754

(i) During the period, the Company completed a non-brokered private placement of 1,000,000 units at a price of $0.29 for gross proceeds of $290,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 until 19 December 2007.

(ii) During the period, the Company completed a non-brokered private placement of 1,050,000 units at a price of $0.31 for gross proceeds of $310,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.37 until 12 January 2008.

b) **Contributed Surplus**

Details are as follows:

	2007	2006
Balance - beginning of period	$ 856,143	$ 654,300
Stock-based compensation *(Note 6f)*	49,005	37,529
Balance - end of period	$ 905,148	$ 691,829

6. Share Capital - *continued*

c) As at 31 January 2007, there were 92,453 (2006 – 277,359) shares held in escrow, which are being released over time according to TSX Venture Exchange policy.

d) Details of share purchase warrant activities are as follows:

	2007	2006
Balance - beginning of period	**5,843,625**	2,331,137
Issued	**1,025,000**	-
Exercised	-	-
Balance - end of period	**6,868,625**	2,331,137

As at 31 January 2007, the Company had share purchase warrants outstanding entitling the holder to purchase the following shares:

2007	2006	Exercise Price	Expiry Date
-	1,812,603	$ 0.36	9 June 2006
-	268,534	$ 0.30	9 June 2006
-	250,000	$ 0.36	12 July 2006
1,162,500	-	$ 0.30	2 February 2007
4,106,250	-	$ 0.55	4 November 2007
574,875	-	$ 0.40	4 November 2007
500,000	-	$ 0.35	19 December 2007
525,000	-	$ 0.37	12 January 2008
6,868,625	2,331,137		

e) Details of stock option activities are as follows:

	2007	2006
Balance - beginning of period	**3,515,000**	2,090,000
Granted	-	500,000
Exercised	-	-
Balance - end of period	**3,515,000**	2,590,000

As at 31 January 2007, the Company had stock options outstanding as follows:

Grant Date	2007	2006	Exercise Price	Expiry Date
19 August 2003	505,000	505,000	$ 0.14	19 August 2008
12 January 2004	345,000	440,000	$ 0.40	12 January 2009
5 May 2004	580,000	805,000	$ 0.38	5 May 2009
1 September 2004	100,000	100,000	$ 0.32	1 September 2009
13 April 2005	75,000	180,000	$ 0.40	13 April 2010
28 September 2005	60,000	60,000	$ 0.35	28 September 2010
26 January 2006	500,000	500,000	$ 0.26	26 January 2011
27 February 2006	250,000	-	$ 0.34	27 February 2011
18 April 2006	200,000	-	$ 0.42	18 April 2011
13 October 2006	900,000	-	$ 0.25	13 October 2011
	3,515,000	2,590,000		

6. Share Capital - *continued*

e) *Continued*

The outstanding options have a weighted-average exercise price of $0.34 and a weighted-average remaining life of 3.29 years. As at 31 January 2007, 2,611,875 (2006 - 2,097,500) of these options had vested.

f) **Stock-Based Compensation**

For the periods ended 31 January, the Company issued stock options to its directors, officers and employees and estimated stock-based compensation as follows:

	2007	2006
Total options granted	-	500,000
Average exercise price	$ -	$ 0.26
Estimated fair value of compensation	$ -	$ 96,478
Estimated fair value per option	$ -	$ 0.19

The fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2007	2006
Risk-free interest rate	-	4.01%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	95.54%
Expected option life in years	-	5.00

The company has recorded stock-based compensation for the options that vested during the period as follows:

	2007	2006
Number of options vested in period	238,750	268,125
Stock-based compensation expense	$ 49,005	$ 37,353
Capitalized to mineral properties	-	176
Total compensation recognized for the period	$ 49,005	$ 37,529

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) administration and management fees paid to directors and companies controlled by directors - $24,000 (2006 - $24,000);

b) rent and office services fees paid to a company with directors in common - $12,000 (2006 - $12,000);

c) graphic design and drafting fees paid to parties related to directors $720 (2006 - $300).

d) interest of $nil (2006 - $651) paid to a director and parties related to directors relating to a short-term loan *(Note 10)*. The Company also issued $nil (2006 - 90,000) bonus shares at a deemed value of $0.20 per share in consideration of the loan *(Note 6a)*.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

8. Income Taxes

The Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the period ended January 31 are as follows:

		2007		2006
Loss before income taxes for accounting purposes	$	(215,251)	$	(122,928)
Adjustments for differences between accounting and taxable income:				
Amortization		783		672
Stock-based compensation		49,005		37,353
Non-deductible and other items		(26,723)		2,841
Consolidated loss for tax purposes		(192,186)		(82,062)
Statutory tax rate		34.1%		34.1%
Expected tax recovery for the period		(65,535)		(27,983)
Increase (decrease) in taxes due to:				
Current valuation allowance		65,535		27,983
Tax recovery for the period	$	-	$	-

8. Income Taxes - *continued*

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at October 31, 2006 are as follows:

Non-capital loss carry-forwards	$	483,424
Mineral property expenditures		1,905,513
Plant and equipment		4,993
		2,393,930
Valuation allowance		(2,393,930)
	$	-

As at 31 October 2006, the Company had non-capital loss carry-forwards that expire as follows:

Year of Expiry		Amount
2007	$	13,000
2008		94,000
2009		118,000
2010		116,000
2014		239,000
2015		381,000
2016		456,000
	$	1,417,000

The Company also had approximately $5,538,000 of resource related expenditures as at 31 October 2006 that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

9. Commitments

The Company has management services agreements with two of its directors that call for an aggregate of $8,000 per month. The contracts are for rolling two-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

10. Loan Payable

During the prior period, the Company arranged a $90,000 bridge financing loan from a director and parties related to directors to fund short-term working capital needs. The loan carried interest at 6% per annum and was repaid on 19 May 2006. The Company also issued 90,000 bonus shares at a value of $0.20 per share in consideration of the loan *(Note 6a)*.

11. Segmented Information

The Company currently operates in only one segment, that being the mining exploration industry. Details of segmented operations are reflected only in the balance sheet.

	2007		
	Canada	Burkina Faso	Total
Assets	$ 1,306,865	$ 5,747,827	$ 7,054,692

	2006		
	Canada	Burkina Faso	Total
Assets	$ 391,253	$ 3,570,842	$ 3,962,095

12. Subsequent Events

Subsequent to 31 January 2007, the Company:

a) completed a non-brokered private placement of 1,000,000 units at a price of $0.34 for gross proceeds of $340,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.40 for up to one year;
b) issued 75,625 shares from treasury upon the exercise of stock options for cash proceeds of $20,206.

82-35016

RIVERSTONE RESOURCES INC.
Report to Shareholders and
Management Discussion and Analysis
of the Financial Position and Results of Operations
for the Three Months Ended January 31, 2007

March 29, 2007

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the unaudited financial statements of the Company and the notes thereto for the three months ended January 31, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the January 31, 2007 unaudited financial statements and the audited annual financial statements for the year ended October 31, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com. A copy of this MD&A will be provided to any applicant upon request.

GENERAL

Riverstone is a mineral exploration company that has interests in 13 mineral permits in Burkina Faso, West Africa. Six of the Company's permits are subject to option agreements, two of which have net smelter return royalties. All of the properties are subject to a standard government 10% carried production interest. All property transactions have been conducted on an arm's length basis between the Company and the vendors.

The Rambo, Liguidi Malguem ("Ligidi"), Solna, Kao, Yaramoko, Biliga, Malgtaba, Bissiga, Pella, Tao, Tangapella, Sebila and Bouboulou gold properties are the primary exploration properties held by the Company. In addition, the Company is actively seeking additional properties for acquisition, exploration and development.

SIGNIFICANT EVENTS AND TRANSACTIONS

During the period, the Company completed two non-brokered private placements raising total gross proceeds of $615,500. The Company incurred approximately $497,000 on its Burkina Faso mineral properties during the period. Subsequent to January 31, 2007, the Company completed an additional non-brokered private placement raising total gross proceeds of $340,000.

MINERAL EXPLORATION

Rambo Permit

The Rambo permit is located in the north-central part of Burkina Faso and is contiguous with Golden Star Resource's Goulagou project, and with the Company's Kao permit. The permit comprises 150 square kilometres in area and covers six known areas of artisanal workings. The main Rambo artisanal pit consists of a 60 metre by 40 metre oval pit, which is about 15 metres deep. Diamond drilling by a former operator near the pit returned gold values including 20.03 grams per tonne ("g/t") gold over 15.79 metres, 4.29 g/t over 18.0 metres and 2.89 g/t over 15.0 metres.

Drilling by the Company in 2003 and 2004 identified a gold-bearing shoot within a sulphide-bearing structure. Other work completed to date on the Rambo permit has also included prospecting and rock sampling in several new artisanal sites.

There was no field work conducted in the current period, however, further work is planned for 2007 comprising mainly RAB drilling.

Liguidi Malguem Permit

The Company has entered into an agreement to acquire an 80% interest in the Liguidi Malguem mineral permit in Burkina Faso. The permit covers an area of 225 square kilometres and is located 125 kilometres southeast of Ouagadougou, the capital of Burkina Faso, and 50 kilometres southeast of the Bombore property presently being explored by Orezone Resources Inc. The Company has completed a geochemical survey over most of the property together with a program of geological mapping and rock sampling which has confirmed an extensive area with gold values in soils generally over 15 parts per billion ("ppb"), covering an area approximately 13 kilometres in length and 3 kilometres in width.

The 2006 program consisted of rock sampling and geological mapping. An extensive rock sampling program was undertaken over a 1.5 km by 200 m wide area within a quartz boulder field within one of the geochemical soil anomalies. An additional 340 samples were taken elsewhere on the property, both from surface outcrop and from trenches. The assay results from this program are encouraging. A program of 5,000 metres of RAB drilling is planned for this permit during 2007.

Bissa Area Permits

The Company holds seven permits in the active Bissa area located in north-central Burkina Faso. All seven permits were acquired in the early part of 2006. The Company's permits are adjacent to High River Gold's Bissa project. High River recently announced an independent resource estimate for the Bissa project of 81,980 ounces of gold in the measured category, 580,270 ounces in the indicated category and 679,470 ounces in the inferred category (see High River news release May 23, 2006).

High River's Bissa deposits are located within the Sabcé Shear Zone, which trends north-easterly through their property. The Company's Bissa East permits (Tangapella, Sebila, Malgtaba and Billiga) cover portions of the north-easterly trending Sabcé Shear Zone, plus two parallel shear zones to the north and south of the Sabcé. A work program comprising regional and detailed soil sampling, reconnaissance mapping and approximately 3,700 metres of RAB drilling and 1,850 metres of RC drilling were completed on the Bissa East permits during 2006. Numerous gold-in-soil anomalies were defined and several significant gold intervals were intersected in the RAB drilling. During the first quarter of 2007, additional metres of RAB drilling and 1,850 metres of RC drilling were completed on the Bissa East permits. Results are pending.

The Company's Bissa West permits (Bissiga, Pella and Bouboulou) are located to the southwest of High River's Bissa project. A work program comprising regional soil sampling was carried out on the project area in 2006. Several gold-in-soil anomalies were defined which will be followed up in 2007 with further sampling and mapping. Geological mapping, rock sampling and 5,700 metres of RAB drilling were carried out during the quarter. Results are pending.

Tao Permit

The Tao permit adjoins the Essakane project on its southern boundary. The Essakane project is a joint venture between Orezone Resources Inc. and Gold Fields Limited. Orezone recently announced that Gold Fields has approved a US$9.3 million budget to complete a pre-feasibility study.

Riverstone completed a 4,358 metre RAB drilling program over two separate geochemical soil anomalies during July of 2006, plus very limited mapping and rock sampling. Results from this program are encouraging and RC drilling will be carried out in 2007 to further evaluate this property.

Kao Permit

The Kao permit is contiguous with the south side of the Rambo permit. Work completed in 2006 on this permit comprised grid soil sampling, rock sampling and RAB drilling. Soil sampling in areas of new artisanal workings outlined one very strong gold anomaly, with dimensions of about 1 kilometre by 2 kilometres within the +10 ppb gold contour. Two other slightly smaller anomalies were delineated elsewhere on the permit. Several rock samples collected from scattered areas of artisanal workings returned very encouraging gold values.

Two separate RAB drilling programs comprising 7,000 metres were completed in 2006. This drilling outlined four separate zones grading greater than 1 g/t gold, which are 200 to 400 metres in length and 50 to 100 metres in width within a much larger, lower grade mineralized envelope. These zones were tested with 2,200 metres of reverse circulation drilling during the quarter. Results are pending.

Yaramoko Permit

This permit is located approximately 200 kilometres west-southwest of Ouagadougou. The permit's northern boundary adjoins SEMAFO's Mana permit where a production decision has recently been announced on a gold reserve of 1 Moz. Previous work on Yaramoko has been concentrated on mapping, soil sampling, prospecting and rock sampling. Several rock samples from scattered areas on the permit have returned significant results, including 16 samples with values ranging from 1.0 g/t to 11.9 g/t gold. Soil sampling in the area of recent artisanal workings has outlined several gold in soil anomalies, with many values exceeding 100 ppb gold. The largest of these anomalous areas measures about 500 metres wide by 3.5 kilometres long and covers an area with numerous active workings. No work was completed on this permit in the current period, but it is planned that this and several smaller anomalous areas will be evaluated in 2007 with RC drilling.

Solna Permit

The Solna Permit, covering approximately 160 square kilometres, is located in eastern Burkina Faso about 250 kilometres north-east of Ouagadougou. Gold mineralization is hosted in a zone of quartz and quartz-tourmaline veins cutting foliated and sheared rocks of the Sebba greenstone belt, which is part of the lower Proterozoic Birimian greenstone sequence that hosts most of the major gold deposits in West Africa. Solna is approximately 75 kilometres west of the producing Samira Hill gold mine of Etruscan Resources where a resource of 2 million ounces of gold has been announced.

No work at Solna was completed in the current period, however, RC drilling is planned in 2007.

RESULTS OF OPERATIONS

The loss for the three-month period was $215,251, which compares to a loss of $122,928 for the same period of the previous year. Significant items comprising the current loss include $24,000 in administration and management fees, $29,037 for promotion and public relations, $12,000 for rent and office services, and $49,005 in stock-based compensation, a non-cash item. Cash flows used in operations, before changes in non-cash working capital items, totalled $165,463 compared to cash of $66,903 used in operations in the comparative period.

Compared to the prior period, general and administrative costs increased to $227,202 from $122,928. The rise in costs is primarily due to increases in professional fees, promotion and public relations costs, and travel costs relating to the Company's equity raising efforts, attendance at the Endaba Conference in South Africa, and a visit by management to the Company's properties in Burkina Faso. In addition, the Company had salary costs during the current period due to the recent hiring of a full-time exploration manager. The Company received interest income of $11,951 due to the increase in cash resulting from its financings.

During the period, the Company incurred general exploration costs of $11,568 on prospects in West Africa and direct resource property costs of $497,014 as a result of exploration work completed on its Burkina Faso properties. This compares to $241,093 of direct costs incurred in the same period of the prior year.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Jan-07	Oct-06	Jul-06	Apr-06	Jan-06	Oct-05	Jul-05	Apr-05
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation	$166,246	$113,845	$171,159	$101,281	$85,575	$71,722	$96,809	$99,725
Loss for the period	$215,251	$190,441	$201,624	$158,534	$122,928	$116,744	$137,367	$172,346
Loss per share	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01

Except for the quarters ended January 31, 2007 and July 31, 2006, the quarterly losses presented (before stock-based compensation) are fairly consistent. Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The increase in the loss for the quarters ended January 31, 2007 and July 31, 2006 is due to an increase in professional fees, promotion and public relations costs, and travel costs relating to the financings that occurred during these quarters. The Company also hired a full-time exploration manager in July 2006, incurred $16,785 in general exploration costs and $18,651 in interest and financing costs during the quarter ended July 31, 2006.

Except for the quarters ended January 31, 2007 and July 31, 2006, cash flows used in operations, before changes in non-cash working capital items, were reasonably consistent with the other quarters presented, averaging approximately $90,000 per quarter. Comparative cash flows for the quarters ended January 31, 2007 and July 31, 2006 averaged approximately $167,000, reflecting the higher costs as detailed above.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At the end of the period under review, the Company had working capital of $1,192,187 compared to working capital of $1,228,242 at October 31, 2006. The increase in working capital over the previous year results from cash provided by equity financing activities ($611,422) outweighing cash used in operating activities ($165,463) and investing activities ($599,716) during the period.

At January 31, 2007, the Company had cash on hand of $1,245,492 compared to $1,379,694 at October 31, 2006. In addition, subsequent to January 31, 2007 the Company raised an additional $340,000 through a private placement – see *Subsequent Events*. The Company's current working capital position is considered sufficient to meet its ongoing operations for the ensuing year.

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement require cash payments totalling US$240,000 and the issuance to the vendors of a total of 250,000 common shares of the Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. As at October 31, 2006, the Company had satisfied the entire exploration expense requirement on the property. To earn its interest in the property, the Company must make the remaining scheduled cash payments of US$50,000 and issue 50,000 shares before December 15, 2007.

The Company has cash payment and mineral expenditure requirements under its Tangapella/Sebila property agreement. This agreement calls for cash payments totalling US$140,000 and requires the Company to incur exploration expenditures of approximately $290,000 in the first year. The Company had completed US$40,000 of the cash payments by January 31, 2007.

Similarly, the Company has cash payment and mineral expenditure requirements under its Tao property agreement. This agreement calls for cash payments totalling US$132,000 and requires the Company to incur exploration expenditures of approximately $110,000 in the first year. The Company had completed US$42,000 of the cash payments by January 31, 2007.

The Company has signed an option agreement to acquire a 90% interest in the Bouboulou property, which requires the Company to incur $125,000 in exploration expenditures, $50,000 of which are a firm commitment.

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

With the subsequent private placement (see – *Subsequent Events*), the Company has sufficient capital to meet its ongoing exploration and overhead requirements for the ensuing year.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at January 31, 2007 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the year of $24,000 (2006 - $24,000) and rent and office services of $12,000 (2006 - $12,000) paid to a company with which the company shares directors in common.

CHANGES IN ACCOUNTING POLICIES

There were no changes in existing accounting policies in the period under review, however, effective November 1, 2006, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. There is no effect on prior periods as a result of adopting these new standards.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, Riverstone has no source of operating revenue. The Company's January 31, 2007 unaudited financial statements provide a breakdown of the general and administrative expenses for the period under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4e).

OUTSTANDING SHARES

As at January 31, 2007, the Company had 30,624,905 (diluted – 41,008,530) common shares issued and outstanding versus 28,524,905 (diluted – 37,883,530) at October 31, 2006. The increase reflects the success of the Company in raising funds through the issue of new shares as described below.

The increase in the number of issued shares for the period is due to the issuance of 2,050,000 shares under two non-brokered private placements and 50,000 shares under the Rambo option agreement (see *Mineral Exploration)*. The increase in the number of diluted shares since October 31, 2006 also includes the issuance of 1,025,000 warrants under the non-brokered private placements.

Issued and diluted shares outstanding as at the date hereof are 31,700,530 and 42,508,530 respectively. The increase from January 31, 2007 reflects the subsequent issuance of 1,000,000 units under a private placement and 75,625 shares upon the exercise of stock options – see *Subsequent Events.*

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's provides information from its corporate offices to investors and brokers directly. In addition, Mr. Ron Cooper provides the Company with investor relations services on a month to month basis.

MANAGEMENT

Riverstone is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Riverstone could result, and other persons would be required to manage and operate the Company.

SUBSEQUENT EVENTS

Subsequent to January 31, 2007, the Company completed a non-brokered private placement of 1,000,000 units at a price of $0.34 for gross proceeds of $340,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.40 for up to one year. The Company also received cash proceeds of $20,206 upon the exercise of 75,625 stock options.

INTERNAL CONTROLS AND PROCEDURES

There have been no changes in the Company's internal control procedures over financial reporting that occurred during the Company's most recently completed financial period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management continues to review and refine its internal controls and procedures.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance. Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

FORWARD-LOOKING STATEMENTS

Certain statements made and information contained in this MD&A and elsewhere constitute "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President

82-35016

Form 52-109FM2 – Certification of Interim Filings

I, **Kerry Spong**, Chief Financial Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 29, 2007

"Kerry Spong"

Kerry Spong, Chief Financial Officer

82-35016

Form 52-109FM2 – Certification of Interim Filings

I, **Michael D. McInnis,** Chief Executive Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Riverstone Resources Inc.** (the issuer) for the period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 29, 2007

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer

END